UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915274

(CUSIP Number)

Robert Rosen

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87915274

1.	Names of Reporting Persons: Kenon Holdings Ltd. I.R.S. Identification Nos. of above persons (entities only): 98-1199415
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,668(1)
	8.	Shared Voting Power 1,669,795(2)
	9.	Sole Dispositive Power 2,668(1)
	10.	Shared Dispositive Power 1,669,795(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,463(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (3)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M87915-10-0

1.	Names of Reporting Persons: Kenon TJ Holdings Pte. Ltd. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,669,795(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,669,795(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,795(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 2,668 options to purchase 2,668 Ordinary Shares (as defined in Item 1 below), exercisable up to October 3, 2018 (the “Options”), held by Kenon Holdings Ltd. (“Kenon”).
(2)	Represents 1,669,795 Series 9 Warrants to purchase 1,669,795 Ordinary Shares, exercisable up to July 27, 2017 (the “Warrants”), which may be deemed to be beneficially owned by Kenon by virtue of Kenon’s ownership of its wholly-owned subsidiary, Kenon TJ Holdings Pte. Ltd. (“Kenon TJ”), the direct owner of the Warrants.

(3)	Based on 76,294,720 Ordinary Shares of Tower outstanding as of May 5, 2015 (based on number of Ordinary Shares outstanding on May 5, 2015, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”)), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Statement of

KENON HOLDINGS LTD.

KENON TJ HOLDINGS PTE. LTD.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

TOWER SEMICONDUCTOR LTD.

This Amendment No. 2 to Schedule 13D (this “Statement” or “Schedule 13D”) is jointly filed by Kenon and its wholly-owned subsidiary, Kenon TJ (collectively, the “Reporting Persons”), with respect to the ownership of securities of Tower, and amends and restates the Schedule 13D filed on January 20, 2015 (the “Original Schedule 13D”) and Amendment No. 1 to Schedule 13D filed on May 6, 2015 to reflect changes in the percentage of securities beneficially owned by Kenon and Kenon TJ as a result of the Distribution (as defined and described in Item 3 below).

Item 1.	Security and Issuer

The name of the issuer to which this Statement relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Statement relates to Tower’s Ordinary Shares, NIS 15.00 par value per share (the “Ordinary Shares”).

Item 2.	Identity and Background

This Statement is being jointly filed by Kenon, a limited liability company incorporated under the laws of Singapore, and its wholly-owned subsidiary Kenon TJ, a limited private company incorporated under the law of Singapore.

Kenon is a holding company and its principal business, assets and liabilities consist of its ownership interests in five businesses: IC Power Ltd., Qoros Automotive Co., Ltd., ZIM Integrated Shipping Services, Ltd., Tower, and IC Green Energy Ltd.

Kenon TJ is a holding company and its principal business and assets consist of its ownership interest in Tower.

The principal business address of each of the Reporting Persons is 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director of the Reporting Persons (together, the “Schedule 1 Persons”).

During the last five years, none of the Reporting Persons, nor any of the Schedule 1 Persons (to the knowledge of any of the Reporting Persons), have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor any of the Schedule 1 Persons (to the knowledge of any of the Reporting Persons), have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable. This Statement is being filed solely to report that, as of July 23, 2015, the Reporting Persons have distributed pro rata (the “Distribution”) in specie 18,030,041 Ordinary Shares of Tower to Kenon’s shareholders of record as of the close of trading on July 20, 2015.

Item 4.	Purpose of Transaction

Not applicable

Item 5.	Interest in Securities of the Issuer

(a) Kenon is the beneficial owner of the Options, which represents less than 1% of the outstanding Ordinary Shares of Tower as of May 5, 2015, by virtue of Kenon’s direct ownership of the Options.

Kenon may be deemed to beneficially own 1,669,795 Warrants representing approximately 2.2% of the outstanding Ordinary Shares of Tower as of May 5, 2015, by virtue of Kenon’s ownership of its wholly-owned subsidiary, Kenon TJ, which is the direct owner of the Warrants.

Kenon TJ beneficially owns 1,669,795 Warrants, representing approximately 2.2% of the outstanding Ordinary Shares of Tower as of May 5, 2015, by virtue of Kenon TJ’s direct ownership of the Warrants and may be deemed to share such beneficial ownership with Kenon due to Kenon’s ownership of 100% of Kenon TJ’s outstanding share capital.

To the knowledge of the Reporting Persons, none of the executive officers and directors of the Reporting Persons beneficially own Ordinary Shares as of May 5, 2015.

(b) Kenon has sole voting and dispositive power over the Options beneficially owned by it.

Kenon may be deemed to have shared power with Kenon TJ to vote or direct the vote of, and to dispose or direct the disposition of the Warrants, by virtue of Kenon’s ownership of its wholly-owned subsidiary, Kenon TJ, which is the direct owner of the Warrants.

Kenon TJ has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Warrants, by virtue of Kenon TJ’s direct ownership of the Warrants and may be deemed to share such voting and dispositive power with Kenon due to Kenon’s ownership of 100% of Kenon TJ’s outstanding share capital.

(c) As described in Item 3, as of July 23, 2015, the Reporting Persons have effected the Distribution.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) On July 23, 2015, the Reporting Persons ceased to beneficially own more than five percent of the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 28, 2015	KENON HOLDINGS LTD.

	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer

KENON TJ HOLDINGS PTE. LTD.

	By:	/s/ Cyril Pierre-Jean Ducau
	Name:	Cyril Pierre-Jean Ducau
	Title:	Director

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

KENON HOLDINGS LTD.

The name and present principal occupation of each director and executive officer of Kenon Holdings Ltd. (“Kenon”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Kenon Holdings Ltd., 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Kenneth Cambie 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	New Zealand

Laurence N. Charney 19 Sycamore Drive Sands Point, NY 11050	Business Executive	United States of America

Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	France

N. Scott Fine 100 Mill Plain Rd. Suite 301 Danbury, CT 06811	Business Executive	United States of America

Aviad Kaufman 10 Brook Street London W1S 1BG	Business Executive	Israel United Kingdom

Ron Moskovitz 23 Aranha St. Tel Aviv, Israel	Business Executive	Israel

Elias Sakellis 10 Brook Street London W1S 1BG	Business Executive	Greece

Vikram Talwar	Business Executive	India

Yoav Doppelt	Chief Executive Officer of Kenon	Israel

Robert Rosen	General Counsel of Kenon	United States of America

Tzahi Goshen	Interim Chief Financial Officer and Vice President of Finance of Kenon	Israel

Barak Cohen	Vice President of Business Development and Investor Relations of Kenon	Israel

DIRECTORS AND EXECUTIVE OFFICERS

OF

KENON TJ HOLDINGS PTE. LTD.

The name and present principal occupation of each director and executive officer of Kenon TJ Holdings Pte. Ltd. (“Kenon”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Kenon TJ Holdings Pte. Ltd., 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	France

Vikram Talwar	Business Executive	India